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SEC FILE NUMBER 005-80559
CUSIP NUMBER 56400P201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-SCR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

MannKind Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

25134 Rye Canyon Loop, Suite 300

City, State and Zip Code:

Valencia, CA 91355

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MannKind Corporation (the “Company”) was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

The Company encountered delays in completing its analysis of accounting issues resulting from the notice of termination of the License and Collaboration Agreement, dated August 11, 2014, by and among the Company, Technosphere International C.V., MannKind Netherlands B.V. and Sanofi (the “Sanofi License Agreement”). In particular, additional time is needed to complete a detailed review of the impairment of assets as a consequence of the notice of termination received on January 4, 2016. The termination of the Sanofi License Agreement is described in more detail in the Company’s Current Report on Form 8-K filed on January 8, 2016.

The 2015 Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date for the 2015 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rosabel R. Alinaya	(661)	775-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MannKind Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 29, 2016	By:	/s/ Matthew J. Pfeffer
Matthew J. Pfeffer
Chief Executive Officer and Chief Financial Officer